Exhibit 12
TEXTRON FINANCIAL CORPORATION
STATEMENT SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002	2001
	(Dollars in millions)
Income from continuing operations before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle	$171	$139	$117	$120	$191

Fixed Charges:
Interest on debt	218	154	171	186	260
Estimated interest portion of rents	3	3	3	3	2

Total fixed charges	221	157	174	189	262

Adjusted income	392	296	291	309	453
Ratio of earnings to fixed charges (1)	1.77x	1.89x	1.67x	1.64x	1.73x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.